SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE 29.300.006.939
Publicly-held Company

RELEVANT FACT

Braskem S.A. (“Braskem” or “Company”), in accordance with CVM Ruling Nos. 10/80, as amended, and 358/02, informs its shareholders and the market of the following:

2° BRASKEM BUY-BACK PROGRAM

We inform the Company’s Shareholders that the Board of Directors, at a meeting held on the date hereof, has authorized the acquisition of the Company’s class “A” preferred shares to be held in treasury for subsequently disposal or cancellation, without capital stock reduction. The beginning of the Buy-Back Program is conditioned to the approval of the cancellation of all shares held in the Company’s treasury by the Extraordinary General Meeting scheduled for March 6, 2008 (“EGM”),

The main characteristics of the 2° Braskem buy-back program are as follows:

1. Purpose

Purchase of class “A” preferred shares issued by the Company to be held in treasury for subsequently disposal or cancellation, without capital stock reduction.

2. Number of shares currently outstanding in the market

233,448,023 shares, of which 31,119,201 are common shares, 201,525,756 are class “A” preferred shares and 803,066 are class “B” preferred shares.

3. Number of Shares held in treasury or held by controlled companies

After the approval by the EGM scheduled for March 6, 2008 there will no longer be shares held in treasury. However, 580.331 common shares and 290,165 class “A” preferred shares are held by Braskem Participações S.A., a Braskem controlled company.

4. Number of Shares to be purchased in the 2° Braskem Buy-Back Program

Up to 19,862,411 class “A” preferred shares, which, added to the class “A” preferred shares described in item 3 above, is within the legal ceiling (10% of the class “A” preferred shares currently outstanding in the market).

5. Term

Up to 360 days as of the approval by EGM of the cancellation of the shares (03/06/2008).

6. Brokerage Firms

ITAÚ CV S/A, Av. Hugo Beolchi, 900 – 15° andar, São Paulo, SP – 04310-030; UBS PACTUAL CTVM S.A., Av. Brigadeiro Faria Lima, 3.729 – 10° andar, São Paulo, SP – 04538-905; CS HEDGING-GRIFFO CV S.A., Av. Juscelino Kubtischeck, 1830 – Torre IV – 7° andar, São Paulo, SP – 04543-900; CITIGROUP GLOBAL MARKET BRASIL, Av. Paulista, 1.111 – 11° andar, São Paulo, SP – 01311-920; J.P. MORGAN CCVM S.A., Av. Brigadeiro Faria Lima, 3.729 – 13° andar, São Paulo, SP – 04538-905.

São Paulo, February 19, 2008.

_____________________
BRASKEM S.A
Carlos Fadigas
Investors Relations and Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.